Exhibit 99.2

NICE Actimize Launches “AML Essentials” Cloud Solution
Targeting Mid-Sized Financial Institutions

The solution provides transaction monitoring, CDD/KYC, and watch list filtering

NEW YORK – April 6, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, announces the launch of its Actimize AML Essentials Anti-Money Laundering Cloud solution providing end-to-end packaged AML compliance capabilities designed specifically for the unique needs of mid-sized financial institutions.

Leveraging the insights and experience gained from more than a decade of providing anti-money laundering solutions to the world’s largest banks, the Actimize AML Essentials Anti-Money Laundering Cloud solution offers integrated AML coverage, from transaction monitoring, CDD/KYC, and watch list filtering to reporting and SAR filing. This complete AML offering is built on the principles of a software-as-a-service model, to offer secure cloud-based delivery that ensures rapid deployment, reduced operational overhead, and low total cost of ownership for growing, mid-sized banks. NICE Actimize’s first delivery of AML Essentials will begin with the Suspicious Activity Monitoring (SAM) component, with other components rolling out by the end of the year.

The solution offers targeted models, rules, profiles, and advanced analytics combined with built-in, industry specific detection, workflows, and investigation tools, providing seamless AML compliance. The solution also provides accurate alert prioritization, efficient alert management, ad-hoc investigations, management reporting, and audit tracking through the Actimize Risk Case Manager. Predefined workflows ensure investigations are resolved effectively and according to compliance protocols and AML best practices.

“Mid-sized financial institutions are feeling pressure due to increased scrutiny and expectations from regulatory agencies. They are realizing that many existing mid-tier AML solutions fall short of the needs and requirements for most small to medium-sized banks,” said Cenk Ipeker, Head of NICE Actimize’s Cloud. Our cloud solution fills a critical needs gap for these institutions.”

“The regulatory bar continues to rise for institutions of all sizes. Financial institutions need solutions that can help them effectively meet regulators’ demands, while at the same time effectively managing their scarce IT and operational resources,” said Julie Conroy, Research Director at Aite Group. “A robust hosted solution can help on both fronts.”

The Actimize AML Essentials Anti-Money Laundering Cloud solution relies on the proven technology platform and robust administration tools that power the processing of hundreds of millions of customer transactions across NICE Actimize’s customer base. With regular updates for regulatory changes and easy expansion for future growth, mid-market financial services organizations can be assured of their ability to keep pace with the future of AML requirements.

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About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Ipeker, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.